FIDELITY ADVISOR SERIES II

(the "Trust")

SPECIAL MEETING OF SHAREHOLDERS

April 19, 2000

Pursuant to notice duly given, a Special Meeting of Shareholders of

FIDELITY ADVISOR SERIES II

FIDELITY ADVISOR INTERMEDIATE MUNICIPAL INCOME FUND

(the "Fund")

was held on April 19, 2000 at 11:15 a.m. at a principal office of the Trust, 27 State Street, Boston, Massachusetts.

Mr. Robert Dwight acted as Chairman in the absence of Mr. Edward C. Johnson 3d and Ms. Caren Cunningham, Senior Legal Counsel, acting as Secretary Pro Tempore, recorded the minutes. Mr. Gerald McDonough, an Independent Trustee of the Trust, and Mr. Eric Roiter, General Counsel of FMR, were appointed to act as proxy agents for all shareholders who had properly returned their proxy cards.

Mr. Dwight noted that the Trust has shareholder voting rights based on the proportionate value of a shareholder's investment. Accordingly, each shareholder is entitled to one vote for each dollar of net asset value held on the record date for the meeting.

Ms. Cunningham reported that proxies representing 55.344% of the outstanding voting securities of the Fund had been received. Mr. Dwight announced that a quorum was present and called the meeting of the shareholders of the Fund to order.

Mr. Dwight stated that the Secretary had presented him with the following documents relating to the meeting:

Notice of Meeting dated February 23, 2000

Proxy Statement dated February 23, 2000

Form of Proxy

Affidavit attesting to the mailing of these documents to the record shareholders entitled to vote at this meeting

Mr. Dwight indicated that a list of shareholders entitled to vote at this meeting would be made available for viewing upon request.

Mr. Dwight recommended that the reading of the Notice of Meeting be waived. There was no objection to the recommendation.

Mr. Dwight stated that the first and only item of business, as stated in the Notice of Meeting and described in the Proxy Statement was to approve a plan of reorganization between Fidelity Advisor Series II: Fidelity Advisor Intermediate Municipal Income Fund and Fidelity Advisor Series II: Fidelity Advisor Municipal Income Fund, providing for the transfer of all assets of Fidelity Advisor Intermediate Municipal Income Fund to Fidelity Advisor Municipal Income Fund in exchange solely for shares of beneficial interest in Fidelity Advisor Municipal Income Fund and the assumption by Fidelity Advisor Municipal Income Fund of Fidelity Advisor Intermediate Municipal Income Fund's liabilities, followed by the distribution of Fidelity Advisor Municipal Income Fund shares to shareholders of each class of Fidelity Advisor Intermediate Municipal Income Fund in liquidation of Fidelity Advisor Intermediate Municipal Income Fund. Ms. Cunningham reported that the proposal to approve the agreement and plan of Reorganization for the Fund, as set forth in the Proxy Statement, received 32,475,468.60 affirmative votes or 93.350% of the votes cast at the meeting. Whereupon, it was

VOTED: That the Agreement and Plan of Reorganization between Fidelity Advisor Intermediate Municipal Income Fund and Fidelity Advisor Municipal Income Fund, as set forth in the Proxy Statement dated February 23, 2000, be, and it hereby is, approved.

There being no further business to come before the meeting, upon motion duly made and seconded, it was

VOTED: To Adjourn.

ADJOURNED.

A TRUE RECORD.

ATTEST:

Caren Cunningham

Secretary Pro Tempore